                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. __)(1)

                               PHARMOS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    717139307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 3, 2006
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 717139307                          13D                     PAGE 2 OF 7


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)    [ ]
                                                                      (B)    [ ]

3         SEC USE ONLY


          ---------------
4         SOURCE OF FUNDS*
          PF-OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       1,247,799
         BENEFICIALLY
           OWNED BY              8       SHARED VOTING POWER
             EACH                        352,178
           REPORTING
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        1,247,799

                                10      SHARED DISPOSITIVE POWER
                                        352,178

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,599,977

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.4%

14        TYPE OF REPORTING PERSON*
          IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 6

                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This statement relates to the Common Stock, par value $.03 per share (the "Shares") of Pharmos Corporation (the "Company"). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of himself or his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.1. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.

      Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Operating Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the
Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $2,608,965.63.


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                                                                     Page 4 of 6

Item 4. Purpose of the Transaction

      On March 15, 2006, the Company filed a Form 8-K with the SEC to disclose that on March 14, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vela Pharmaceuticals Inc. ("Vela") and Vela Acquisition Corporation, a wholly owned subsidiary of the Company ("Sub"). The Form 8-K discloses that at the closing of the Merger Agreement, the Company proposes to issue 11,500,000 initial shares of the Company's common stock as merger consideration. Vela will also receive cash consideration at the closing in the amount of $5 million in payment of certain indebtedness and liabilities. As described in the Form 8-K, the Merger Agreement further provides that if certain milestones are achieved the Company may be required to issue up to an additional 8,000,000 shares of common stock.

      Based on the announcement of the Merger Agreement and on the information management has made available to date in connection with the Merger Agreement, Miller currently opposes the Merger Agreement and intends to vote against the Merger Agreement. The Reporting Person opposes the merger, in part, because he believes that the initial and subsequent contingent issuances of common stock and payment of cash consideration in connection with the merger would be unduly dilutive to existing shareholders. Mr. Miller further believes that the Company should not issue shares in the Merger at this time based upon the current value of the common stock.

      Miller has been purchasing shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the Merger Agreement and the general business and future prospects of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Miller may be deemed to beneficially own 1,599,977 Shares (8.4% of the outstanding Shares, based on 19,065,784 Shares outstanding pursuant to the Company's Annual Report on Form 10-K filed on March 21, 2006. As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; and 1,247,799 of such beneficially owned Shares are owned of record by Milfam II L.P.

      (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P.

      (c) The following table details the purchase of Shares effected by Miller during the past 60 days:

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                                                                     Page 5 of 6


                              MILFAM II L.P.
Date of Transaction             Purchase                 Price Per Share
 February 9, 2006               20,000                        $2.21

 February 10, 2006                520                         $2.16

 February 13, 2006              37,635                       $2.1214

 February 17, 2006                500                         $2.04

 February 21, 2006                500                         $2.04


      (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

      (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

      None.


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                                                                     Page 6 of 6

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 3, 2006

                                       By: /s/ Lloyd I. Miller, III
                                           ------------------------------------
                                           Lloyd I. Miller, III